AVRO ENERGY, INC.

502 East John Street
Carson City, Nevada 89706

May 11, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION

Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Attention: Ms. Donna Levy

Dear Madam:

Re:	Avro Energy Inc. (the “Company”)
Registration Statement on Form SB-1, File No. 333-141686

The Company requests that its Request for Acceleration be withdrawn effective immediately.

Thank you for your assistance. Please call with any questions.

Very truly yours, Avro Energy Inc.

By:	/s/ Mike Kurtanjek
Mike Kurtanjek
Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director (Principal Executive Officer and Principal Accounting Officer)